EXHIBIT 12

RAYONIER INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited, thousands of dollars)

	Three Months Ended March 31,

	2003	2002

Earnings:
Net income	$8,236	$9,401
Add:
Income from discontinued operations	—	(424)
Income tax (benefit) provision	(328)	3,568
Amortization of capitalized interest	531	656

	8,439	13,201

Adjustments to earnings for fixed charges:
Interest and other financial charges	12,386	15,473
Interest attributable to rentals	216	409

	12,602	15,882

Earnings as Adjusted	$21,041	$29,083

Fixed charges:
Fixed charges above	$12,602	$15,882
Capitalized interest	—	—

Total Fixed Charges	$12,602	$15,882

Ratio of Earnings as Adjusted to Total Fixed Charges	1.67	1.83

Effective tax rate	(4)%	28%